SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 000-54306

Form 10-Q for Period Ended: June 30, 2012

PART - I - Registrant Information

RANGERFORD RESOURCES, INC.

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(Exact name of registrant as specified in its charter)

CIK No. 0001438035

8541 North Country Road 11, Wellington, CO 80549

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(Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense,  and the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

     . (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X  . (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth  calendar day following the  prescribed due date, or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date;

     . (c) The  accountant's  statement  or  other  exhibit  required  by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below, in reasonable  detail,  the reasons why Form 10-K,  20-F, 1-K, 10-Q, and Form N-SAR,  or the transition  report or portion thereof could not be filed within the prescribed period.

The financial  statements  are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.

Part IV - Other Information

(1) Name and  telephone  number of person to  contact in regard to this notification:

                Fred Zeigler           (970) 568-6862

(2) Have all other periodic  reports required under section 13 or 15(d)

of the Securities  Exchange Act of 1934 or section 30 of the Investment  Company act of 1940 during the  preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no,

identify report(s).

Yes  X  . No      .

(3) It is  anticipated  that  any  significant  change  in  results  of operations  from the  corresponding  period  for the last  fiscal  year  will be effected by the  earnings  statements  to be  included in the subject  report or portion thereof?

Yes      . No  X  .

Rangeford Resources, Inc. caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2012        By:

/s/ Fred Zeigler

Fred Zeigler,

President,

and Principal Accounting Officer

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